LEASE EQUITY APPRECIATION FUND II, L.P.
September 12, 2008
VIA FAX AND EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Lease Equity Appreciation Fund II, L.P. (the “Registrant”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 333-116595
Dear Mr. O’Brien:
     This letter sets forth the Registrant’s responses to the comments of the Staff in its comment letter dated August 21, 2008 (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in italics exactly as set forth in the Comment Letter. The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 9A. Controls and Procedures, page 36
1.	We note that in the draft disclosure you intend to include in an amendment to your December 31, 2007 Form 10-K your management has again concluded that disclosure controls and procedures are effective as of December 31, 2007. Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report of Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. In particular, please explain how your conclusion considered the definition of disclosure controls and procedures provided in Rule 13a-15(e). Please also revise your draft disclosure regarding the effectiveness of your disclosure controls and procedures to provide a discussion of the factors you considered and highlight any other factors that support your conclusion. Otherwise, please further revise your draft disclosures to be included in the amended Form 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures are not effective as of the end of December 31, 2007 along with an explanation as to why you concluded your disclosure controls and procedures are ineffective. Please note that an ineffective determination as of December 31, 2007 would presumably extend to your March 31, 2008 and June 30, 2008 Forms 10-Q, as the omitted disclosure was not identified and/or addressed until after June 30, 2008, and the Forms should be amended to reflect the revised conclusion, as appropriate.
Response: After further evaluation, the Registrant has concluded that because of its failure to file management’s report of Internal Control over Financial Reporting in its annual report on Form 10-K for the period ending December 31, 2007, its disclosure controls and procedures were not effective as of December 31, 2007. The Registrant intends to amend Item 9A of its annual report by filing an amended annual report on Form 10-K/A that will revise its conclusion and provide an explanation as to why the Registrant concluded that its disclosure controls and procedures were not effective.
Because the omitted disclosure was not identified and/or addressed until after June 30, 2008, the Registrant has evaluated the impact on its quarterly reports on Form 10-Q for the periods ending March 31, 2008 and June 30, 2008, and concluded that its disclosure controls and procedures were not effective as of March 31, 2008 and June 30, 2008 because the December 31, 2007 omitted disclosure was not identified and/or addressed until after June 30, 2008. Consequently, the Registrant intends to amend Item 4 of its quarterly reports for such periods by filing amended quarterly reports on Form 10-Q/A that will revise its conclusion and provide an explanation as to why it concluded that its disclosure controls and procedures were not effective.
     Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
     Item 4. Controls and Procedures, page 21-22
2.	We note your disclosure in your March 31, 2008 Form 10-Q: “In light of the adjustments discussed in Note 12, we have made improvements to our internal controls related to the review of our allowances for credit losses and non-routine transactions. In addition, we performed additional post closing procedures and analyses in order to prepare the Consolidated Financial Statements included in this report.” We further note that you included similar disclosure in your June 30, 2008 Form 10-Q. In addition, we note your statement that there were no significant changes in your internal control over financial reporting for the March 31, 2008 quarter. However, in the June 30, 2008 Form 10-Q you referred to the quoted disclosure above as a change in your internal control over financial reporting. If you determine that you need to amend your March 31, 2008 Form 10-Q in response to comment 1, please revise that disclosure to comply with the Item 308T(b) of Regulation S-K. Also, if you determine that you need to amend your June 30, 2008 Form 10-Q in response to comment 1, please revise this disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonable likely to materially affect, your internal control over financial reporting.
Response:
In April 2008, the Registrant made improvements to its internal controls related to its review of its allowance for credit losses and non routine transactions. In its amended quarterly reports on Form 10-Q/A for March 31, 2008 and June 30, 2008 that the Registrant plans to file in response to comment no. 1 above, the Registrant will revise the language to state clearly that there were changes in its internal control over financial reporting that have materially affected, or are reasonable likely to materially affect, its internal control over financial reporting, and will clearly state when such changes occurred.
The Registrant has included the following as Exhibits:
•	Exhibit A — a draft version of the December 31, 2007 amended annual report on Form 10-K which incorporates the above changes as well as changes to its

Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K as discussed in your July 17, 2008 letter.

•	Exhibit B — a draft version of the March 31, 2008 amended quarterly report on Form 10-Q which incorporates the above changes.

•	Exhibit C — a draft version of the June 30, 2008 amended quarterly report on Form 10-Q which incorporates the above changes.
     The Registrant will file the amended annual and quarterly reports upon the review by the Staff.
     The Registrant acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this letter, please contact the undersigned at (215) 231-7087.

Very truly yours, Lease Equity Appreciation Fund II, L.P.
By:	LEAF Financial Corporation

/s/ Robert K. Moskovitz
Robert K. Moskovitz
Chief Financial Officer
cc: Tracey Houser, SEC Division of Corporate Finance

EXHIBIT A
(see attached)

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K/A
(Amendment No. 1)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-116595
LEASE EQUITY APPRECIATION FUND II, L.P.
(Exact name of registrant as specified in its charter)

Delaware	20-1056194

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 South Poplar Street, Suite 101, Wilmington Delaware 19801
(Address of principal executive offices)
(800) 819-5556
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

None	Not applicable
Securities registered pursuant to Section 12 (g) of the Act:
Limited Partnership Units
Title of Each Class
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No
State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.
The Registrant’s securities are not traded on a public market.
DOCUMENTS INCORPORATED BY REFERENCE
None

ANNUAL REPORT ON FORM 10-K/A
For the fiscal year ended December 31, 2007
EXPLANATORY NOTE
     We are filing this Amendment No. 1 to our Form 10-K for the fiscal year ended December 31, 2007, which was originally filed on March 31, 2008 (the “Original Filing”), to revise our general partner’s management’s conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007, as a result of our failure to file Management’s Annual Report on Internal Control over Financial Reporting (the “Report of Management”) in the Original Filing. Although management performed its assessment of Internal Control over Financial Reporting as of December 31, 2007 in a timely manner, the results of such assessment were inadvertently omitted from the Original Filing. We have included the Report of Management as of December 31, 2007 in this Amendment No. 1.
     In addition, as required under Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s principal executive officer and principal financial officer are providing new certifications in connection with this Amendment No. 1. These new certifications include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of the Securities Act of 1933, as amended, which were inadvertently omitted from the Original Filing. For purposes of this Amendment No. 1 and in accordance with Rule 12b-15 under the Exchange Act, Item 9A of the Original Filing has been amended and restated in its entirety.
     Except for the amendments described above, this Amendment No. 1 does not revise, update or in any way affect any information or disclosure contained in the Original Filing, including our Financial Statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation.

ITEM 9A. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our general partner’s management, including our general partner’s chief executive officer and chief financial officer, our general partner has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2007. Based on that evaluation, and because of our failure to include the required Management’s Report on Internal Control over Financial Reporting (the “Report of Management”) in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, when originally filed on March 31, 2008, management has concluded that our disclosure controls and procedures were not effective, including those to ensure that information concerning us which is required to be disclosed in reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported by us within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our general partner’s management, including our general partner’s chief executive officer and chief financial officer, as appropriate to allow for timely disclosure.
We have remedied this failure in the effectiveness of our disclosure controls and procedures by implementing additional controls and procedures designed to ensure that the disclosures provided by us meets the then-current requirements of the applicable filing made under the Exchange Act. In addition, we have amended our annual report on Form 10-K to provide the required Report of Management.
Management’s Annual Report on Internal Control Over Financial Reporting
Our general partner’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control-Integrated Framework.
Based on this assessment, management concluded that its internal control over financial reporting was effective as of December 31, 2007.
There have been no changes in internal control over financial reporting that occurred during the fourth fiscal quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

PART IV
ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES
     The following documents are filed as part of this Annual Report on Form 10-K:
1. Financial Statements
     Incorporated by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2007.
2. Financial Statement Schedules
     No schedules are required to be presented.
3. Exhibits

Exhibit No.	Description
3.1	Certificate of Limited Partnership for Lease Equity Appreciation Fund II, L.P. (1)

3.2	Amended Certificate of Limited Partnership for Lease Equity Appreciation Fund II, L.P.(2)

3.3	Amended and Restated Agreement of Limited Partnership for Lease Equity Appreciation Fund II, L.P. (4)

4.1	Forms of letters sent to limited partners confirming their investment(1)

10.1	Origination & Servicing Agreement among LEAF Financial Corporation, Lease Equity Appreciation Fund II, L.P. and LEAF Funding, Inc. dated April 15, 2005 (3)

10.2	Third Amendment to Secured Loan Agreement dated as of December 21, 2007 with LEAF II, LLC as Borrower, LEAF Funding, Inc. as Originator, Lease Equity Appreciation Fund II, L.P. as Seller, LEAF Financial Corporation as Servicer, U.S. Bank National Association, as Collateral Agent and Securities Intermediary and WestLB AG, New York Branch as Lender (8)

10.3	First Amendment to WestLB AG Secured Loan Agreement (5)

10.3 (a)	Second Amendment to WESTLB AG Secured Loan Agreement (6)

10.4	Assignment, Assumption and Amendment Agreement among LEAF Equity Appreciation Fund II, L.P. and Merrill Lynch Equipment Finance LLC, dated September 29, 2006. (7)

10.5	Amendment Agreement, dated as of January 29, 2006, among Equity Appreciation Fund II, L.P. and Merrill Lynch Commercial Finance Corp. (9)

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 1350 18 U.S.C., as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed previously on June 17, 2004 as an exhibit to our Registration Statement and by this reference incorporated herein.

(2)	Filed previously on September 8, 2004 in Pre-Effective Amendment No. 1 as an exhibit to our Registration Statement and by this reference incorporated herein.

(3)	Filed previously on August 15, 2005 as an exhibit to our Form 10-Q for the quarter ended June 30, 2005 and by this reference incorporated herein.

(4)	Filed previously on December 27, 2005 in Post-Effective Amendment No. 1 to our Registration Statement as Appendix A to the prospectus and by this reference incorporated herein.

(5)	Filed previously on March 30, 2006 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and by this reference incorporated herein.

(6)	Filed previously on May 15, 2006 as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and by this reference incorporated herein.

(7)	Filed previously on November 14, 2006 as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and by this reference incorporated herein.

(8)	Filed previously on March 31, 2008 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and by this reference incorporated herein.

(9)	Filed previously on March 30, 2007 as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and by this reference incorporated herein.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEASE EQUITY APPRECIATION FUND II, L.P.
September ___, 2008	By:
CRIT S. DEMENT
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

CRIT S. DEMENT	Chairman of the Board and Chief Executive Officer of the General Partner	September ___, 2008

MILES HERMAN	President, Chief Operating Officer and Director of the General Partner	September ___, 2008

ROBERT K. MOSKOVITZ	Chief Financial Officer and Treasurer of the General Partner	September ___, 2008

JONATHAN Z. COHEN	Director of the General Partner	September ___, 2008

ALAN D. SCHREIBER, M.D.	Director of the General Partner	September ___, 2008

LINDA RICHARDSON	Director of the General Partner	September ___, 2008

JEFFREY F. BROTMAN	Director of the General Partner	September ___, 2008

EXHIBIT 31.1
CERTIFICATION
I, Crit S. DeMent, certify that:
1.	I have reviewed this annual report on Form 10-K for the quarter ended December 31, 2007 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 31.2
CERTIFICATION
I, Robert K. Moskovitz, certify that:
1.	I have reviewed this annual report on Form 10-K for the year ended December 31, 2007 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Crit S. DeMent, Chief Executive Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ___, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert K. Moskovitz, Chief Financial Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ___, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT B
(see attached)

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q/A
(Amendment No. 1)
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to ______________
Commission file number 333-116595
LEASE EQUITY APPRECIATION FUND II, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-1056194
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 South Poplar Street, Suite 101, Wilmington Delaware 19801
(Address of principal executive offices)
(800) 819-5556
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

LEASE EQUITY APPRECIATION FUND II, L.P.
Quarterly Report on 10-Q/A
For the quarterly period ended March 31, 2008
Explanatory Note
     We are filing this Amendment No. 1 to our quarterly report on Form 10-Q for the period ending March 31, 2008, which was originally filed on May 20, 2008 (the “Original Filing”), to revise our general partner’s management’s conclusions regarding the effectiveness of our disclosure controls and procedures as of March 31, 2008, as a result of our failure to file Management’s Annual Report on Internal Control over Financial Reporting in our annual report on Form 10-K for the fiscal year ended December 31, 2007. Although management had performed its assessment of Internal Control over Financial Reporting as of December 31, 2007 in a timely manner, the results of such assessment were inadvertently omitted from our annual report on Form 10-K.
     In addition, as required under Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s principal executive officer and principal financial officer are providing new certifications in connection with this Amendment No. 1. For purposes of this Amendment No. 1 and in accordance with Rule 12b-15 under the Exchange Act, Item 4 of the Original Filing has been amended and restated in its entirety.
     Except as described above, this Amendment does not revise, update or in any way affect any information or disclosure contained in the Original Filing, including our Financial Statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation.

ITEM 4. CONTROLS AND PROCEDURES
     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our General Partner’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
     Under the supervision of our General Partner’s management, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, and because of our failure to include the required Management’s Report on Internal Control over Financial Reporting (the “Report of Management”) in our annual report on Form 10-K for the fiscal year ended December 31, 2007 when originally filed on March 31, 2008, our General Partner’s management concluded that our disclosure controls and procedures were not effective.
     We have remedied this failure in the effectiveness of our disclosure controls and procedures by implementing additional controls and procedures designed to ensure that the disclosure provided by us meets the then-current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended. In addition, we have amended our annual report on Form 10-K for the fiscal year ended December 31, 2007 to provide the required Report of Management.
     There have been no significant changes in our internal controls over financial reporting during the three months ended March 31, 2008 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     However, subsequent to the three month period ended March 31, 2008, we made significant changes in our internal control over financial reporting related to the adjustments discussed in Note 12 to the Consolidated Financial Statements. These changes improved our internal controls related to the review of our allowances for credit losses and non-routine transactions. In addition, we performed additional post closing procedures and analyses in order to prepare the Consolidated Financial Statements. These changes in our internal control over financial reporting have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
ITEM 6. EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Agreement of Limited Partnership (1)
3.2	Certificate of Limited Partnership (2)
4.1	Forms of letters sent to limited partners confirming their investment (2)
31.1	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer.
32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed previously as Appendix A to our Post-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on January 24, 2004.

(2)	Filed previously as an Exhibit to Amendment No. 1 to our Registration Statement on Form S-1 filed on June 7, 2002.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEASE EQUITY APPRECIATION FUND II, L.P. A Delaware Limited Partnership By: LEAF Financial Corporation, its General Partner
September ___, 2008
CRIT DEMENT
Chairman and Chief Executive Officer

September ___, 2008
ROBERT K. MOSKOVITZ
Chief Financial Officer

September ___, 2008
TONYA L. ZWEIER
Chief Accounting Officer

EXHIBIT 31.1
CERTIFICATION
I, Crit S. DeMent, certify that:
1.	I have reviewed this quarterly report on Form 10-Q for the quarter ended March 31, 2008 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 31.2
CERTIFICATION
I, Robert K. Moskovitz, certify that:
1.	I have reviewed this quarterly report on Form 10-Q for the quarter ended March 31, 2008 of Lease Equity Appreciation Fund II, L.P.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Crit S. DeMent, Chief Executive Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ___, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-Q for the quarter ended March 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert K. Moskovitz, Chief Financial Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ____, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT C
(see attached)

United States
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q/A
(Amendment No. 1)
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-116595
LEASE EQUITY APPRECIATION FUND II, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-1056194

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 South Poplar Street, Suite 101, Wilmington Delaware 19801
(Address of principal executive offices)
(800) 819-5556
(Registrant’s telephone number, including area code)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☑ No

LEASE EQUITY APPRECIATION FUND II, L.P.
Quarterly Report on 10-Q/A
For the quarterly period ended June 30, 2008
Explanatory Note
     We are filing this Amendment No. 1 to our quarterly report on Form 10-Q for the period ending June 30, 2008, which was originally filed on August 14, 2008 (the “Original Filing”), to revise our general partner’s management’s conclusions regarding the effectiveness of our disclosure controls and procedures as of June 30, 2008, as a result of our failure to file Management’s Annual Report on Internal Control over Financial Reporting in our annual report on Form 10-K for the fiscal year ended December 31, 2007. Although management had performed its assessment of Internal Control over Financial Reporting as of December 31, 2007 in a timely manner, the results of such assessment were inadvertently omitted from our annual report on Form 10-K.
     In addition, as required under Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s principal executive officer and principal financial officer are providing new certifications in connection with this Amendment No. 1. For purposes of this Amendment No. 1 and in accordance with Rule 12b-15 under the Exchange Act, Item 4 of the Original Filing has been amended and restated in its entirety.
     Except as described above, this Amendment does not revise, update or in any way affect any information or disclosure contained in the Original Filing, including our Financial Statements or Management’s Discussion and Analysis of Financial Condition and Results of Operation.

ITEM 4. CONTROLS AND PROCEDURES
     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our General Partner’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
     In April 2008, we made significant changes in our internal control over financial reporting related to the adjustments discussed in Note 13 to the Consolidated Financial Statements. These changes improved our internal controls related to the review of our allowances for credit losses and non-routine transactions. In addition, we performed additional post closing procedures and analyses in order to prepare the Consolidated Financial Statements. These changes in our internal control over financial reporting have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Except for the changes in internal controls noted herein, there have been no other significant changes in our internal controls over financial reporting during the three months ended June 30, 2008 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     Under the supervision of our General Partner’s management, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, and because of our failure to include the required Management’s Report on Internal Control over Financial Reporting (the “Report of Management”) in our annual report on Form 10-K for the fiscal year ended December 31, 2007, when originally filed on March 31, 2008, our General Partner’s management concluded that our disclosure controls and procedures were not effective.
     We have remedied this failure in the effectiveness of our disclosure controls and procedures by implementing additional controls and procedures designed to ensure that the disclosure provided by us meets the then-current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended. In addition, we have amended our annual report on Form 10-K for the fiscal year ended December 31, 2007, to provide the required Report of Management.

PART II — OTHER INFORMATION
ITEM 6. EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Agreement of Limited Partnership (1)

3.2	Certificate of Limited Partnership (2)

4.1	Forms of letters sent to limited partners confirming their investment (2)

10.1	Fifth Amendment to Secured Loan Agreement with WestLB AG, New York Branch, dated June 1, 2008 (3)

31.1	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

31.2	Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Financial Officer.

32.1	Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2	Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed previously as Appendix A to our Post-Effective Amendment No. 3 to our Registration Statement on Form S-1, filed on January 24, 2004.

(2)	Filed previously as an Exhibit to Amendment No. 1 to our Registration Statement on Form S-1 filed on June 7, 2002.

(3)	Filed previously on August 14, 2008 as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and by this reference incorporated herein.

SIGNATURES
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEASE EQUITY APPRECIATION FUND II, L.P. A Delaware Limited Partnership
	By:	LEAF Financial Corporation, its General Partner

September ___, 2008
CRIT DEMENT
Chairman and Chief Executive Officer

September ___, 2008
ROBERT K. MOSKOVITZ
Chief Financial Officer

September ___, 2008
TONYA L. ZWEIER
Chief Accounting Officer

EXHIBIT 31.1
CERTIFICATION
I, Crit S. DeMent, certify that:
1.	I have reviewed this quarterly report on Form 10-Q for the quarter ended June 30, 2008 of Lease Equity Appreciation Fund II, L.P.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 31.2
CERTIFICATION
I, Robert K. Moskovitz, certify that:
1.	I have reviewed this quarterly report on Form 10-Q for the quarter ended June 30, 2008 of Lease Equity Appreciation Fund II, L.P.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September ___, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-Q for the quarter ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Crit S. DeMent, Chief Executive Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ____, 2008
	Name:	Crit S. DeMent
	Title:	Chief Executive Officer of the General Partner

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Lease Equity Appreciation Fund II, L.P. (the “Company”) on Form 10-Q for the quarter ended June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert K. Moskovitz, Chief Financial Officer of the General Partner of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September ____, 2008
	Name:	Robert K. Moskovitz
	Title:	Chief Financial Officer of the General Partner